COBHAM

RECEIVED

2006 AUG 24 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19929

18th August 2006

06016315

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 14 August 2006.
2. General Purposes Committee resolution allotting securities dated 17 August 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 16 August 2006.
4. Notice of allotment of shares or securities on Form 88(2) dated 17 August 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
AUG 28 2006
THOMSON FINANCIAL

dlw 8/24

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 14th August 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994)– [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No of Shares	Subscription Price
30.10.03	P Hogan	14.08.06	72,100	£85,498.34

1.2 The Cobham Executive Share Option Scheme (2004)– [Un-approved ("U)]

20.09.04	P Hogan	"	33,120	£44,623.67
11.05.05	"	"	35,550	£47,530.35

It was resolved that a total of 140,770 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Hogan	72100	1.16083
"	33120	1.322333
"	35550	1.312
"		

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 140,770 ordinary shares of 2.5p each in the company allotted to P Hogan;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 17th August 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules dated 9th and 16th August 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £2,540.04) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 2,346 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 9th and 16th August 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

													Schedule 1.1 to				
													General Purposes committee minute				
													dated 17th August 2006				
Closure report dated 9th August 2006																	
Originator: Yorkshire Building Society																	
				Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
8870589065	161104	3	1.076	1.051	MR	COOMBES	PS	YS364273D	130	139.88	39 PORTER ROAD	FLEETSBRIDGE	POOLE	BH17 7AN	PETER STANLEY	FRL
005777189566	151105	7	1.24	1.215	MR	FORD	MR	WL534364C	96	119.04	13 ALBION TERRACE	BROOM	ALCESTER	B50 4HG	MARK ROBERT	PRECAN
008879247565	161104	7	1.076	1.051	MR	FORD	MR	WL534364C	330	355.08	13 ALBION TERRACE	BROOM	ALCESTER	B50 4HG	MARK ROBERT	PRECAN
Totals									556	£614.00						
Closure report dated 16th August 2006																
Originator: Yorkshire Building Society																
AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870840765	161104	3	1.076	1.051	MR	HORNER	R	YB432802C	1790	1926.04	23 SUMMERFIELDS	BOURNEMOUTH		BH7 7RN	ROBERT	CEL
Totals									1790	£1,926.04						
						Total number of shares to be allotted:			2346							
						Total cost of shares allotted:				£2,540.04						

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	140,770		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: HOGAN, PAUL ANTHONY	Class of shares allotted	Number allotted
Address: "BROOME", ABINGDON ROAD, TUBNEY, NR ABINGDON, OXON, ENGLAND	Ordinary 2.5p, £,	140,770
UK Postcode OX13 5QQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Pole Date 16/8/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	2,346		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 2,346
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J POPE Date 17/8/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

Schedule 1.1 to
General Purposes committee minute
dated 17th August 2006

Closure report dated 9th August 2006
Originator: Yorkshire Building Society

				Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
8870589065	161104	3	1.076	1.051	MR	COOMBES	PS	YS364273D	130	139.88	39 PORTER ROAD	FLEETSBRIDGE	POOLE	BH17 7AN	PETER STANLEY	FRL
005777189566	151105	7	1.24	1.215	MR	FORD	MR	WL534364C	96	119.04	13 ALBION TERRACE	BROOM	ALCESTER	B50 4HG	MARK ROBERT	PRECAN
008879247565	161104	7	1.076	1.051	MR	FORD	MR	WL534364C	330	355.08	13 ALBION TERRACE	BROOM	ALCESTER	B50 4HG	MARK ROBERT	PRECAN
Totals									**556**	**£614.00**						

Closure report dated 16th August 2006
Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870840765	161104	3	1.076	1.051	MR	HORNER	R	YB432802C	1790	1926.04	23 SUMMERFIELDS	BOURNEMOUTH		BH7 7RN	ROBERT	CEL
Totals									**1790**	**£1,926.04**						

Total number of shares to be allotted:	**2346**	
Total cost of shares allotted:		**£2,540.04**